UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Securities Purchase Agreements

On July 24, 2025, Rezolve AI plc (the “Company”) entered into securities purchase agreements (the “Purchase Agreements”) with certain investors (the “Purchasers”) pursuant to which the Company agreed to sell and issue to the Purchasers in a private placement offering (the “PIPE Financing”) 20,000,000 ordinary shares, par value £0.0001 per share (the “Ordinary Shares”), at an offering price of $2.50 per Ordinary Share. The Company intends to use the net proceeds of the PIPE Financing for working capital, potential accretive M&A opportunities, and general corporate purposes. A.G.P/Alliance Global Partners (“A.G.P”) acted as a placement agent in connection with the PIPE Financing.

The Ordinary Shares are being offered pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws.

Pursuant to the Purchase Agreements, the Company has agreed not to issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share equivalents, or file any registration statement or any amendment or supplement thereto, for a period of 60 days after the date the Initial Registration Statement (as defined below) has been declared effective by the Securities and Exchange Commission, subject to certain exceptions.

The PIPE Financing closed on July 25, 2025, resulting in aggregate gross proceeds to the Company of $50 million, before deducting the placement agent’s fee and offering expenses payable by the Company.

Placement Agent Agreement

The Company also entered into a Placement Agent Agreement (the “Placement Agent Agreement”) with A.G.P., dated July 24, 2025, pursuant to which A.G.P agreed to serve as placement agent for the Company in connection with the PIPE Financing. The Company agreed to pay A.G.P a cash fee equal to 7.0% of the gross cash proceeds received in the PIPE Financing; however, A.G.P. agreed to apply a credit to the Company equal to 3.5% of the aggregate participation from certain of the Purchasers. In addition, the Company agreed to reimburse A.G.P for up to $120,000 of its legal fees and other out-of-pocket expenses in connection with the PIPE Financing as well as non-accountable expenses incurred by A.G.P for up to $10,000 in connection with the PIPE Financing. Pursuant to the Placement Agent Agreement, the Company shall be subject to securities issuance restrictions as described in the Purchase Agreements

The Placement Agent Agreement contains customary representations, warranties, and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

Registration Rights Agreement

Concurrently with the Purchase Agreements and the Placement Agent Agreement, on July 24, 2025, the Company and the Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to file a registration statement (the “Initial Registration Statement”) providing for the resale of the Ordinary Shares within 7 days of the closing of the PIPE Financing, to have such registration statement declared effective with 30 days of the filing date (or 60 days, if the Securities and Exchange Commission conducts a full review), and to maintain the effectiveness of such registration statement.

The foregoing summaries of the Purchase Agreements, the Placement Agency Agreement, and the Registration Rights Agreement, do not purport to be complete and are qualified in their entirety by reference to the complete text of those agreements, which are attached hereto as Exhibits 10.1, 10.2, and 10.3 respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference.

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement, dated July 24, 2025, between Rezolve AI plc and A.G.P/Alliance Global Partners
10.3	Form of Registration Rights Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 25, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman